UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes     ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 14, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company on 13 May 2008

The Company hereby announces that a resolution was passed by the board of directors of the Company on 13 May 2008.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The Company hereby announces that a resolution was passed by the board of directors of the Company (the “Board”) on 13 May 2008.

Pursuant to the Rules and Procedures for the Board of Directors (董事會議事規則和議事程序) of the Company and as convened by Mr. Li Fenghua, Chairman, the ninth regular meeting for the year 2008 of the fifth session of the Board (the “Meeting”) was held on 13 May 2008 at the Meeting Room, 7/F, China Eastern Air Holding Company Building, Shanghai.

Mr. Li Fenghua, as Chairman and Non-executive Director, Mr. Li Jun, as Vice Chairman and Executive Director, Mr. Luo Zhuping, as Executive Director, Mr. Zhou Ruijin and Mr. Xie Rong, as Independent Non-executive Directors, attended the Meeting. Mr. Cao Jianxiong, as Executive Director, and Mr. Luo Chaogeng, as Non-executive Director, did not attend the Meeting for some reason. Mr. Hu Honggao, Mr. Wu Baiwang and Mr. Peter Lok, as Independent Non-executive Directors, authorized Mr. Zhou Ruijin, as an Independent Non-executive Director, to vote for them.

The directors present at the Meeting confirmed they had received the notice of the Meeting. Some of the supervisors of the Company, Mr. Luo Weide, chief financial officer, and certain officers taking charge of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting (including proxy) complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Li Fenghua, the Chairman and has considered and discussed the resolution to be proposed at the 2007 annual general meeting (the “Annual General Meeting”) regarding the granting of general mandate to the Board to issue shares of the Company.

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The following resolution was considered and approved by the directors present at the Meeting:

Considered and approved the resolution to propose to the Annual General Meeting to authorize the granting of a general mandate to the Board to issue shares of the Company.

(a)
The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	For the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)
Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

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Special note: The Company shall still comply with the relevant requirements of China Securities Regulatory Commission when exercising the general mandate for the issue of A shares if the resolution is approved at the Annual General Meeting.

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
13 May 2008

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